Exhibit 99.3

SECOND AMENDMENT TO THE

AMEREN CORPORATION SAVINGS INVESTMENT PLAN

Amended and Restated Effective January 1, 2017

WHEREAS, Ameren Corporation (“Company”) previously adopted the Ameren Corporation Savings Investment Plan (“Plan”); and

WHEREAS, the Company reserved the right to amend the Plan pursuant to Section 13.1 thereof, which authority has been delegated, in part, to the Administrative Committee of Ameren Services Company as set forth in Section 13.1; and

WHEREAS, effective January 1, 2017, the Company desires to amend the Plan to specify that the Investment Committee is the named fiduciary of the Plan with respect to the management and investment of Plan assets.

NOW, THEREFORE, effective January 1, 2017, Section 14.2 of the Plan is amended in its entirety to read as follows:

14.2.	Plan Committees.

The Company establishes two committees to oversee the administration of the Plan, an Administrative Committee and an Investment Committee. Each Committee member may serve in more than one fiduciary capacity with respect to the Plan. The Administrative Committee and the Investment Committee shall hold meetings from time to time, as needed, but not less than once per year.

(a) Administrative Committee. The Administrative Committee has the full power, authority and responsibility as “plan administrator” and “named fiduciary” under ERISA with respect to the general administration of the Plan, excluding the power, authority or responsibility assigned to the Investment Committee.

(b) Investment Committee. The Investment Committee has the full power, authority and responsibility as “plan administrator” and “named fiduciary” under ERISA with respect to the management and investment of Plan assets.

IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized individual this 15th day of August, 2018.

AMEREN CORPORATION

By:	/s/ Mark C. Lindgren
Name:	Mark C. Lindgren
Title:	Senior Vice President and
Chief Human Resources Officer
Ameren Services Company
On Behalf of Ameren Corporation